Exhibit C

THE SECURITIES OFFERED HEREBY ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH SECURITIES LAWS. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Hawaiian Bros Inc.

**Subscription Agreement for
Beneficial Interest in
Omnibus Common Stock Investment
Agreement Representing Economic Interest
in Common Stock**

This Subscription Agreement (this "***Agreement***") is entered into by and between the undersigned (the "**Subscriber**") and Hawaiian Bros Inc., a Delaware corporation (the "***Company***"), effective as of [Date of Subscription Agreement]. In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "***Subscription Amount***") for the right to an indirect economic interest in [_____] shares of the Company's common stock, par value $0.001 per share (the "**Common Stock**," and such subscription, the "***Subscription***"), to be represented by a pro rata beneficial interest in the Omnibus Common Stock Investment Agreement in the form attached hereto as Exhibit A (the "***Omnibus Common Stock Investment Agreement***"), issued by the Company to the custodian designated in the Omnibus Common Stock Investment Agreement, Prime Trust, LLC, a Nevada chartered trust company (the "***Custodian***").

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The Company's obligations under this Agreement shall be subject to the following conditions being met: (i) the Subscriber's completion of the investment commitment process on the Portal (as defined in Exhibit A) hosting the Company's offering; (ii) the Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the

Company's offering, in the manner and method provided in the Company's Form C (as defined below); (iii) the Custodian's execution and delivery of the Omnibus Common Stock Investment Agreement; (iv) the Subscriber's execution and delivery of a separate custody account agreement directly with the Custodian in the form attached hereto as Exhibit B (the "**Custody Agreement**") (or in the event the Subscriber already has a custodial account with the Custodian (such account, a "**Custodial Account**"), verification of such); (v) the Subscriber's execution and delivery of the proxy agreement attached hereto as Exhibit C (the "**Proxy Agreement**"); and (vi) the Custodian's countersigning of the Omnibus Common Stock Investment Agreement, the Custody Agreement and the Proxy Agreement.

(b) *Nature of Interest in Omnibus Common Stock Investment Agreement.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, with any rights not explicitly provided by the Omnibus Common Stock Investment Agreement (or the Subscriber's beneficial interest therein), and the Subscriber's rights shall be limited exclusively to those provided for in the Omnibus Common Stock Investment Agreement.

(c) *Limitation on Participation in Company Affairs.* Nothing in this Agreement shall be construed to provide the Subscriber, as a holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, with any right to vote, receive information, conduct inspections or receive dividends or be deemed the holder of Common Stock for any purpose, nor shall anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless otherwise specified in the Omnibus Common Stock Investment Agreement.

(d) *Maintenance of Custody Agreement.* The Subscriber shall maintain a Custodial Account in good standing with the Custodian pursuant to a valid and binding Custody Agreement for as long as the Subscriber holds a beneficial interest in the Omnibus Common Stock Investment Agreement. To the extent any of the provisions of such Custody Agreement conflict with the terms of the Omnibus Common Stock Investment Agreement, the terms of the Omnibus Common Stock Investment Agreement will control.

3. **Closing.** The closing of the transaction(s) contemplated hereby (the "**Closing**") will occur in accordance with the terms stated in the Company's offering statement, as amended, on Form C and its exhibits, as filed with the U.S. Securities and Exchange Commission in connection with the offer and sale of securities hereunder (the "**Form C**").

4. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

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(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber hereby acknowledges that, upon the final forty eight hours (48 hours) prior to the Closing, the Subscription is irrevocable and, if the Subscriber is a natural person, shall survive the Subscriber's death, disability or other incapacity. The Subscriber hereby acknowledges that the Company has complete discretion to accept or to reject this Agreement in its entirety, either directly or through its agents, and shall have no liability for any rejection of this Agreement.

(c) The Subscriber has been advised that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Subscriber understands that neither the Omnibus Common Stock Investment Agreement (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to and in compliance with Rule 501 of Regulation Crowdfunding (as defined in Exhibit A), in which case certain state transfer restrictions may apply. The Subscriber further understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder shall be subject to the terms and conditions set forth in the Omnibus Common Stock Investment Agreement, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Common Stock Investment Agreement.

(d) No "bad actor" disqualification event is applicable to the Subscriber or, to the Subscriber's knowledge, any person, with respect to such Subscriber as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, listed in the first paragraph of Rule 506(d)(1), except for a disqualification event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

(e) The Subscriber is purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(f) The Subscriber has, and at all times under this Agreement will maintain, a Custodial

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Account in good standing with the Custodian pursuant to a valid and binding Custody Agreement.

(g) The Subscriber is making the Subscription, and purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement, in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

(h) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company; and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities.

(i) The Subscriber has had an opportunity to (i) ask questions of, and receive answers from, the Company regarding the terms and conditions of the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities; and
(ii) obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third party, and the Subscriber has made its own independent decision that an investment in the Omnibus Common Stock Investment Agreement and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Omnibus Common Stock Investment Agreement and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(j) Unless otherwise specified in <u>Exhibit A</u>: the Subscriber (i) understands and acknowledges that as the holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make by law; (ii) understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement does not entitle the Subscriber, as a holder of such interest, to vote, execute consents or otherwise represent the interests thereunder; and (iii) acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Common Stock Investment Agreement.

(k) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement.

(l) The Subscriber understands that the Company has no obligation or current intention to register any of the securities issued by the Company, or to take action so as to

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permit resales pursuant to the Securities Act. Even if and when the securities become freely transferable, a public market may not ever develop for the beneficial interests in the Omnibus Common Stock Investment Agreement and/or underlying securities. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of its investment in the Omnibus Common Stock Investment Agreement for an indefinite period of time.

(m) The Subscriber agrees that it shall not sell, assign, pledge, give, transfer or otherwise dispose of its investment in the Omnibus Common Stock Investment Agreement or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(n) The Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act; (ii) a citizen or resident of, or located in, a geographic area that is subject to
U.S. or other applicable sanctions or embargoes; or (iii) an individual that is, or is employed by or associated with an entity that is, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Subscriber hereby represents and agrees that if the Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, the Subscriber shall immediately notify Company. The Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Common Stock Investment Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(o) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Form C.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Common Stock Investment Agreement and that the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Common Stock Investment Agreement; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying

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securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance of the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber, result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber acknowledges that the Subscriber understands the meaning and legal consequences of the representations and warranties made by the Subscriber herein, and that the Company is relying on such representations and warranties and covenants in making the determination to accept or reject this Agreement.

5. **Indemnity; Survival**

(a) The Subscriber hereby agrees to indemnify and hold harmless the Company and each employee and agent thereof from and against, and reimburse them for, any and all losses, damages or liabilities (including reasonable legal fees) due to, or arising out of, a breach of any representation or warranty or covenant of the Subscriber contained in this Agreement. Notwithstanding the foregoing, in no event shall the liability of the Subscriber under this Agreement or under any other agreement delivered in connection herewith exceed the purchase price paid by such Subscriber. Such representations and warranties shall survive the Closing. If any of such representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription Agreement, the Subscriber shall give prompt notice of such fact to the Company by facsimile or e-mail specifying which representations and warranties are not true and accurate and the reasons therefor.

6. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT; AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties

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within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in Dallas, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and shall be resolved solely through individual arbitration and shall not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

7. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice in accordance with this <u>Section 7(c)</u>.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by the Subscriber without the prior written consent of the Company; *provided*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber (i) to an accredited investor, as defined in Rule 501 of Regulation D promulgated under the Securities Act (an "***Accredited Investor***"); (ii) to a member of the family of the Subscriber; (iii) to a trust controlled by the Subscriber; (iv) to a trust created for the benefit of a member of the family of the Subscriber; or (v) in connection with the death or divorce of the Subscriber or other similar circumstance; and *provided, further*, that the Company may assign this Agreement without the consent of the Subscriber. In the event this Agreement or the rights hereunder are assigned by the Subscriber to another party (a "***Subscriber Assignee***"), the Subscriber Assignee shall be required to execute (i) a joinder to this Agreement; (ii) a Custody Agreement; and (iii) a Proxy Agreement as a condition of such assignment.

(d) Following the termination of the Lock-Up Period (as defined in <u>Exhibit A</u>), the Subscriber shall be entitled, upon request, to receive the shares represented by its beneficial interest in the Omnibus Common Stock Investment Agreement, which shares shall be released from the Subscriber's Custodial Account to an account designated by the Subscriber.

(e) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(g) All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(h) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities; *provided*, that the Subscriber agrees to be bound by the terms of the Omnibus Common Stock Investment Agreement applicable to Holders (as defined in <u>Exhibit A</u>) and the Proxy Agreement.

(i) This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered as of the date first set forth above.

SUBSCRIBER:

By: _____
    Name: [Investor Name] Title: [If applicable]
    Address:
    Email:
    Phone #:

Accepted and Agreed:

COMPANY:

HAWAIIAN BROS INC.

By: _____
    Name: Cameron McNie
    Title: Co-Chief Executive Officer, Chairman of the Board
    Address: 720 Main Street, Kansas City, MO 64105
    Email: ir@hawaiianbros.com

FORM OF OMNIBUS COMMON STOCK INVESTMENT AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES ISSUABLE PURSUANT HERETO MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

HAWAIIAN BROS INC.

Omnibus Common Stock Investment

Agreement

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____][1] (the "**Omnibus Common Stock Investment Amount**"), Hawaiian Bros Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, a Nevada chartered trust company ("**Prime Trust**"), as Custodian, [_____][2] shares of Common Stock of the Company's Common Stock, par value per share of $0.001 (the "**Common Stock**"), to be held by Prime Trust subject to the terms set forth below.

1. Instrument.

This Omnibus Common Stock Investment Agreement initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of Common Stock equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Common Stock Investment Amount *multiplied by* (ii) the quotient of the Omnibus Common Stock Investment Amount *divided by* $[_____][3] (such product, the "**Beneficial Interest**"). The number of shares of Common Stock under this Omnibus Common Stock Investment Agreement shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock (as defined below) of the Company subject to the Company's Certificate of Incorporation, as amended and/or restated from time to time.

2. Definitions.

---

[1] To be the total amount subscribed by all investors in the tier at which the investor is subscribing.
[2] To be the total number of shares subscribed by all investors in the tier at which the investor is subscribing.
[3] To be the price per share of the tier at which the investor is subscribing.

"**_Capital Stock_**" means the capital stock of the Company, including, without limitation, Common Stock and preferred stock.

"**_Common Stock_**" means the Company's common stock, par value $0.001 per share.

"**_Exchange Act_**" means the Securities Exchange Act of 1934, as amended.

"**_Holder_**" means the holder of a Beneficial Interest in this Omnibus Common Stock Investment Agreement, whether as a Subscriber or as a permitted transferee thereof.

"**_IPO_**" means: (a) the completion of an underwritten initial public offering of Common Stock by the Company pursuant to a registration statement that has been filed with the U.S. Securities and Exchange Commission and is declared effective to enable the sale of Common Stock by the Company to the public, and that results in such Common Stock being listed for trading on the New York Stock Exchange or on the NASDAQ Stock Market LLC.

"**_Lock-up Period_**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days.

"**_Portal_**" means OpenDeal Portal LLC, a registered securities crowdfunding portal (CRD #283874), or a qualified successor.

"**_Regulation Crowdfunding_**" means Regulation Crowdfunding, as promulgated under the Securities Act.

"**_Stockholders Agreement_**" means that certain Stockholders Agreement, entered into as of July 11, 2021, by and among Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates and related entities and the Company.

Other capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Subscription Agreement to which this Omnibus Common Stock Investment Agreement is attached as <u>Exhibit A</u>.

3. <u>Company Representations</u>.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Common Stock Investment Agreement is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Common Stock

Investment Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in the case of each of clauses (i), (ii) and (iii), such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Common Stock Investment Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Common Stock Investment Agreement, other than: (i) the Company's corporate approvals, including but not limited to any necessary corporate approvals for the authorization of the Common Stock issuable pursuant to Section 1 of this Omnibus Common Stock Investment Agreement; and (ii) any qualifications or filings under applicable securities laws.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act; (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**_Investment Company Act_**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act; (iii) not disqualified from selling securities under Rule 503(a) of Regulation Crowdfunding; (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings; (vi) not planning to engage in a merger or acquisition with an unidentified company or companies; and (vii) organized under, and subject to, the laws of Delaware.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Common Stock Investment Agreement will engage, a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Common Stock Investment Agreement.

4. <u>Prime Trust Representations</u>.

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Common Stock Investment Agreement and to perform its obligations hereunder. This Omnibus Common Stock Investment Agreement constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. Restrictions on Release from Custody.

(a)   Prime Trust shall only approve a request by a Holder to transfer the shares of Common Stock beneficially owned by such Holder from such Holder's Custodial Account to an account designated by such Holder upon the occurrence of the earlier of: (i) the date of the termination of the Lock-Up Period; and (ii) the date the Company provides written notice to Prime Trust instructing Prime Trust to transfer the requested Common Stock subject to this Omnibus Common Stock Investment Agreement from Prime Trust's custody to the respective third-party accounts designated by each Holder.

(b)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter of the IPO: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such Common Stock or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(c)   The foregoing provisions of Section 5(b) will be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.

(d)   Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(b) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(b) or that are necessary to give further effect thereto.

(e)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company Common Stock or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend substantially as follows will be placed on all certificates representing any of the registrable securities of the Company held by Prime Trust and the Holders (and the Common Stock or securities of the Company held by every other person subject to the restrictions contained in Section 5(b)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN

AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(f)   No portion of this Omnibus Common Stock Investment Agreement (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such Common Stock under the Securities Act.

(g)   No disposition of this Omnibus Common Stock Investment Agreement (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(h)   The Company shall place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Common Stock Investment Agreement (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH SECURITIES LAWS.

(i)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(f)(i).

6. Dividends, Distributions, Voting Rights.

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the Common Stock, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; *provided,* that in case the Company or Prime Trust shall be required to, and shall withhold from, any cash dividend or other cash distribution in respect of the Common Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of Common Stock subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any

Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the Common Stock, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be so registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the Common Stock, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the number and nature of shares of the Common Stock as may be required by, or as is consistent with, the provisions of the certificate of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the Common Stock, or of such recapitalization, reorganization, merger, consolidation or sale; and (ii) treat any Common Stock or other securities or property (including cash) that shall be received by Prime Trust in exchange for, or upon conversion of, or in respect of, the Common Stock as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for, or upon conversion of, or in respect of, such Common Stock. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the Common Stock for securities or property or cash of the resulting surviving corporation in connection with the transactions set forth above. The Company shall cause any such resulting or surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or consent in lieu of a meeting, at which the holders of the Common Stock are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, vote all of the Common Stock subject to this Omnibus Common Stock

Investment Agreement on any matter voted on by the stockholders at any meeting (including actions by written consent in lieu of a meeting) consistently with (i) the vote cast by the holders of the shares of Common Stock subject to the Stockholders Agreement; or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof.

(e)   Prime Trust, and any of its successors or assigns (to the fullest extent permitted by applicable law), appoints the Chief Financial Officer and Secretary of the Company, or either of them, with full power of substitution (the "***Proxy***"), or any other designee of the Proxy, as the sole and exclusive attorney and proxy of Prime Trust, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Prime Trust is entitled to do so), if any, with respect to all shares of Common Stock of the Company that now are, or hereafter may be, beneficially owned by Prime Trust, and any and all other Common Stock of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Proxy Common Stock***") in accordance with the terms of Section 6(d).

(f)   The Proxy Common Stock beneficially owned by Prime Trust as of the date hereof constitutes each Subscriber's pro rata beneficial interest (based on the Subscription Amount) in the Omnibus Common Stock Investment Agreement. Upon Prime Trust's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 6) given by Prime Trust with respect to the Proxy Common Stock are hereby revoked and Prime Trust agrees not to grant any subsequent proxies with respect to the Proxy Common Stock or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Omnibus Common Stock Investment Agreement for as long as the Proxy Common Stock is outstanding.

(g)   The proxy granted under this Section 6 is irrevocable (to the fullest extent permitted by applicable law) and is coupled with an interest sufficient in law to support an irrevocable proxy. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Prime Trust's attorney and proxy to vote the Proxy Common Stock, and to exercise all voting and other rights of Prime Trust with respect to the Proxy Common Stock (including the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall be binding upon the permitted successors and assigns of Prime Trust.

7. **Miscellaneous**.

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Common Stock Investment Agreement for Common Stock in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to amend this Omnibus Common Stock Investment Agreement and contribute any Capital Stock issued pursuant to the terms of this Omnibus Common Stock Investment Agreement into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Except as set forth in <u>Section 7(b)</u> hereof, any provision of this Omnibus Common Stock Investment Agreement may be amended, waived or modified only upon the written consent of the Company and Prime Trust acting at the direction of the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Common Stock Investment Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust, through this Omnibus Common Stock Investment Agreement, shall be considered the legal record holder of the Common Stock governed hereby.

(f)   Neither this Omnibus Common Stock Investment Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided*, that this Omnibus Common Stock Investment Agreement and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other federally chartered bank; and *provided, further*, that the Company may assign this Omnibus Common Stock Investment Agreement in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this Omnibus Common Stock Investment Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Common Stock Investment Agreement operate or would prospectively operate to invalidate this Omnibus Common Stock Investment Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Common Stock Investment Agreement and the remaining terms and provisions of this Omnibus Common Stock Investment Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All Beneficial Interests issued under this Omnibus Common Stock Investment Agreement may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with, this Omnibus Common Stock Investment Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the AAA under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Dallas, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Common Stock Investment Agreement to be duly executed and delivered as of [_____], 2021.

HAWAIIAN BROS INC.

By: _____
    Name: Cameron McNie
    Title: Co-Chief Executive Officer, Chairman of the Board
    Address: 720 Main Street, Kansas City, MO
    64105
    Email: ir@hawaiianbros.com

PRIME TRUST, LLC,
As Custodian

By: _____
    Name: Anthony Botticella
    Title: Chief Trust Officer
    Address: 330 S. Rampart Blvd. Ste. 260, Las Vegas, Nevada, 89145,
    United States Email: portals@primetrust.com

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:
Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
    a.   This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

    b.   As a self-directed Account, you acknowledge and agree that:

        i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.

        ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

        iii.   Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass- through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c.   Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d.   Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e.   Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.

- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements

- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:

a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.

b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.

c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.

d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.

e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.

f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

   a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

   b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

   c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

   d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. ELECTRONIC STATEMENTS ELECTION:

Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER

FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

   a. Disclaimer of Liability and Consequential Damages.

   CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

   b. Cap on Liability.
   ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

   c. General Indemnification.
   Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or

document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

d.   Limitation on Prime Trust's Duty to Litigate.

Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

e.   Third Party Claims.

i.   Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii.   Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

10. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute

involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

11. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

12. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

13. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

14. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

15. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given:By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

16. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

17. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

18. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

19. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

20. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

21. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

22. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

23. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

24. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

25. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

26. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because: (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of_____by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____

Name: Anthony Botticella
Title: Chief Trust Officer

EXHIBIT C

FORM OF PROXY

Irrevocable Proxy

Reference is hereby made to that certain Subscription Agreement ("**Subscription Agreement**") between Hawaiian Bros Inc., a Delaware corporation (the "**Company**"), and the undersigned (the "**Holder**"), and that certain Omnibus Common Stock Investment Agreement (the "**Omnibus Common Stock Investment Agreement**") dated [Date of Omnibus Common Stock Investment Agreement] between the Company and Prime Trust, LLC, a Nevada chartered trust company ("**Prime Trust**"), as Custodian, in which the Holder holds a beneficial interest. In connection with the Holder's beneficial interest in the Omnibus Common Stock Investment Agreement pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, the Holder and Prime Trust hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Common Stock (as defined in the Omnibus Common Stock Investment Agreement) issued by the Company for which Prime Trust acts as custodian for the Holder as of the date of this irrevocable proxy or any subsequent date (the "**Custodial Common Stock**"), to the extent the Holder may be deemed to possess any voting rights with respect to any of the shares of Custodial Common Stock, the Holder hereby grants to Prime Trust an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Custodial Common Stock in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the Custodian ("**Custodian**") of the irrevocable proxy (rather than the Holder), will vote the Custodial Common Stock with respect to all stockholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Common Stock may be entitled to vote by order of law. Prime Trust, as the Custodian, hereby agrees to vote the Custodial Common Stock on any matter voted on by the stockholders at any meeting thereof (including actions by written consent in lieu of a meeting) consistently with (i) the vote cast by the holders of the shares of Common Stock subject to that certain Stockholders Agreement, entered into as of July 11, 2021, by and among Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates and related entities and the Company (the "**Stockholders Agreement**"), or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. This proxy revokes any other proxy granted by the Holder at any time with respect to the Custodial Common Stock.

   b. The Custodian shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Custodian's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Custodian's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Custodian or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c. This irrevocable proxy is coupled with an interest and shall expire as to the Custodial Common Stock on the date upon which such Custodial Common Stock is released from the Holder's Custodial Account, which date shall be the earlier of (i) the date of the termination of the Lock-Up Period (as such term is defined in the Omnibus Common Stock Investment Agreement) and (ii) the date the Company provides written notice to Prime Trust instructing Prime Trust to transfer the Custodial Common Stock subject to this Omnibus Common Stock Investment Agreement from the Custodial Accounts to the respective accounts designated by each Holder.

2. **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Custodial Common Stock or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Custodian as follows:

a. The Holder has all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

b. There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Custodial Common Stock be voted in any specific manner other than pursuant to this irrevocable proxy, and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Custodian may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Custodian may otherwise have available.

5. **Defined Terms**. Capitalized terms not otherwise defined herein shall have the meanings ascribed to therein in the Omnibus Common Stock Investment Agreement.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) Holder and (ii) Custodian.

7. **Assignment**.

a. In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Custodial Common Stock, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Custodian substantially identical to this irrevocable proxy.

b. The Custodian may transfer its rights as the Custodian under this instrument after giving prior written notice to the Holder; *provided*, such assignee must be a qualified Custodian.

8. **<u>Severability</u>**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered as of [_____], 2021.

INVESTOR:

By:_____
    Name: [Investor Name]
    Title: [If Applicable]
    Date: [_____], 2021

Prime Trust, LLC

By:_____
    Name: Anthony Botticella
    Title: Chief Trust Officer
    Date: [_____], 2021